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Commercial and Financial Strategies

Chile

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Orionx.io

Universidad Adolfo Ibáñez

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500+ connections

Eingeneer UAI, Santiago, Chile Co Founder Weeshing, live events crowdfunding Commercial advisor Consorcio. Commercial Director Venture Capital / Angel Investor Network, Chile Especialidades: Ventas, Asesorías de estrategias comerciales y emprendimiento Specialties: New Business Marketin...

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Experience

Co Founder
Orionx.io
Dec 2017 – Present • 5 mos
Santiago Province, Chile

Orionx is an intuittive and advanced LATAM platform for cryptotrading

VP of Sales
Venture Capital
Jan 2011 – Present • 7 yrs 4 mos

Acceleradora de proyectos / Incubadora de negocios

Weeshing

Co Founder
Weeshing
Oct 2015 – Present • 2 yrs 7 mos

Shows Crowdinvesting, operating on USA, Mexico, Chile, Argentina and Perú

Wanderlust Festival

Co-Founder Chile
Wanderlust Festival
Nov 2012 – Present • 5 yrs 6 mos

Consorcio

Asesor Comercial Canal universitario
Consorcio
Feb 2011 – Present • 7 yrs 3 mos

Fundador del canal universitario de Consorcio, logrando en el 2013 facturar casi el 4% de la venta de seguros de vida.
http://www.laumejorconlucas.cl/